UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Duck Creek Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264120 106

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Vista Equity Partners Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person PN

1	Names of Reporting Persons Vista Equity Partners Fund VIII GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person PN

1	Names of Reporting Persons VEPF VIII GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person OO

1	Names of Reporting Persons Robert F. Smith
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1) (see item 5)
14	Type of Reporting Person IN

This Amendment No. 3 (this “Amendment”) hereby amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) with a filing date of January 18, 2023, as amended and supplemented by Amendment No. 1 with a filing date of January 20, 2023 and Amendment No. 2 with a filing date of February 21, 2023 (as amended and supplemented by this Amendment, the “Schedule 13D”) relating to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

This Amendment supplements the disclosure in Item 4 of the Schedule 13D by adding the following:

On March 30, 2023 (the “Closing Date”), Parent acquired the Issuer pursuant to the Merger Agreement, by and among the Issuer, Parent and Merger Sub. In accordance with the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding share of Common Stock (other than certain excluded shares) automatically converted into the right to receive $19.00 per share in cash, without interest. Consequently, the shares of Common Stock beneficially owned by the Reporting Persons at the time of the Merger were converted into the right to receive the Merger Consideration, and the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

Effective as of the Closing Date, the Voting Agreement terminated.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Effective as of the Closing Date, each of the Reporting Persons did not beneficially own any shares of Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(e) Effective as of the Closing Date, following the Merger, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock outstanding.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2023	VISTA EQUITY PARTNERS FUND VIII, L.P.

	By:	Vista Equity Partners Fund VIII GP, L.P.
	Its:	General Partner

	By:	VEPF VIII GP, LLC
	Its:	General Partner

	By:	/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

VISTA EQUITY PARTNERS FUND VIII GP, L.P.

	By:	VEPF VIII GP, LLC
	Its:	General Partner

/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

VEPF VIII GP, LLC

/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

/s/ Robert F. Smith
Robert F. Smith